PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

Internet Technologies Corporation

4434 Shabbona Lane
Lisle, IL 60532

http://internettechnologiescorp.com/



2985 shares of Class B Non-Voting Common Stock

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THE OFFERING

Maximum 31,940* shares of Class B Non-Voting Common Stock ($106,999.00)

Maximum subject to adjustment for bonus shares. See 10% Bonus below

Minimum 2,985 shares of Class B Non-Voting Common Stock ($9,999.75)

Company: Internet Technologies Corporation

Corporate Address: 4434 Shabbona Lane Lisle, IL 60532

Description of Business: Internet Technologies Corporation is a Technology Service Provider for the Cloud Computing Market. It's flagship product domWindows, a revolutionary patented Web Based User Interface that is primed to raise the bar for the user experience delivering a familiar windowing environment allowing users access to multiple clouds simultaneously from any modern browser.

Type of Security Offered: Class B Non-Voting Common Stock

Purchase Price of Security Offered: $3.35

Minimum Investment Amount (per investor): $201.00

Early Bird Bonus

Investments that are committed, on or before **January, 9th, 2019 11:59 PST** will receive a **20% bonus** on shares received.

For example, if you buy 100 shares at $3.35 / share, you will receive 120 share for $335.

Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

<u>The 10% Bonus for StartEngine Shareholders</u>

Internet Technologies Corporation will offer 10% additional bonus shares for all investments that are committed, within 24 hours of this offering going live, by StartEngine Crowdfunding Inc. shareholders who invested over $1,000 in the StartEngine Reg A offering which closed earlier this year.

StartEngine shareholders who invested $1,000 or more in that StartEngine Reg A offering will receive a 10% bonus on this offering within a 24-hour window of this offering's launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 100 shares of Class B Non-Voting Common Stock at $3.35 / share, you will receive 110 Class B Non-Voting Common Stock, meaning you'll own 110 shares for $335. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors received their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

THE COMPANY AND ITS BUSINESS

The company's business

Description of the Business

Internet Technologies Corporation is a Delaware Corporation formed on July 20, 2017 is a Technology Service Provider for the Cloud Computing Market. Our flagship product domWindows, a revolutionary patented Web Based User Interface that is primed to raise the bar for the user experience delivering a familiar windowing environment allowing users access to multiple clouds simultaneously from any modern browser and is ready to GO TO MARKET!

The initial version of domWindows substantially performed but failed to be fast enough and could not scale easily due to the current technology limits and has been upgraded numerous times during the past six years with new innovations (2 patents granted) to expand the versatility and usage applications of the products and thereby expanding the potential market.

The most notable upgrades include

Cookies: Client-side storage was upgraded to web storage.

Invented early in the web's long history, cookies have been used for persistent local storage of small amounts of data, but they have several downfalls that hinder efficient speeds.

- Cookies are included with every HTTP request, slowing down load and response times by needlessly transmitting the same data over and over to the server
- Cookies are included with every HTTP request, thereby sending data unencrypted over the internet (unless your entire web application is served over SSL)
- Cookies are limited to about 4 KB of data — enough to slow down load and response times, but not enough to be terribly useful

Web Storage:

HTML5 web specification was designed to solve these problems presented by cookies and did exactly that, it increased persistent local storage size, resides on the client, is not transmitted to the server and is persistent beyond a page refresh. Unfortunately, this partial solution presented a new set of challenges.

- Cannot store structured data (only text strings)
- Cannot provide in-order retrieval of keys
- Cannot efficiently search over-values
- Cannot relate and correlate the data
- Cannot query data (no query language or schemas)

One of the greatest limitations of building web applications that can be as responsive and flexible as desktop apps is client-side persistent local storage (web storage). Although native applications can use the computer's operating system to store and retrieve application-specific data quickly, web applications rely on significantly less efficient means to store client-side data. This created a major bottleneck for performance and flexibility, greatly limiting the capabilities of modern web applications.

This long-standing unfulfilled need for an improved client-side persistent storage (web storage) system is now solved and was granted a patent Text-SQL Relational Database (# 9015165) on April 21, 2015. View the Patent

This patented technology creates an efficient and effective web based solution transferring smaller data packets (compression), less frequently (reducing latency delays with less round trips to web storage and no trips to the server) producing the response times needed to deliver a better experience for end users of all internet connected devices by:

- Aggregates multiple values into a single key, reducing read and writes calls and times significantly

- Compresses Web Storage increasing the quantity of data that can be stored and reduces the size of data transferred
- Provides a structured query language and schemas
- Increases client-data security by encrypting and decrypting data automatically

Text-SQL Relational Database brought us many rewards

State Management: means to preserve state at all levels; web pages, objects, controls, theme, data and user information in the web application explicitly. The challenge is due to the stateless protocols. This means a new instance of the Web page is created each time the page is fetched from the server. In traditional Web programming, this would typically mean that all information associated with the web page, objects, controls, theme, data and user would be lost with each round trip. This all might sound strange for unseasoned Web developers but it's important to understand, they must workaround the stateless environment,

State Management was a simple upgrade by saving values and properties to the TextSQL Databases.

Personalization:

Dynamic Theming allows the users' to write directly to class definitions, not adding styles to html elements (providing better web security).

- pages and objects will load faster
- user's experience is substantially improved
- development is faster and less expensive
- no need to create multiple style sheets

Dynamic Theming and dynamic behaviors was a simple upgrade by saving values and properties to the TextSQL Databases.

Today

This has turned out better than we expected by creating additional products where domWindows is the flagship product with State Management and Dynamic Theming capable of running in any modern browser adding 2 more stand alone products to our product line with the versatility and unique features capable of providing solutions in multiple markets. **We are ready to go to market.**

Tomorrow

Using the power of traditional media we will begin building relationships with journalists by positioning our-self as the leader in our industry by demonstrating the

facts of speed, price and quality of our products, making our technology affordable to everyone, with the SaaS revenue model.

Sales and Supply Chain

Our initial sales efforts are focused on targeting three key target markets:

- Licensing to Cloud Computing Companies (with a large user base).
- Building a ecosystem of stakeholders—customers, channel partners and software developers with a revenue sharing agreement.

Competition

There are many Virtual Desktop Interfaces (VDI) available today. *If your primary objective is to save money, skip VDI.* The cost of implementing VDI, which requires significant upgrades in network equipment, server hardware and storage, is comparable to buying a new computer for every employee in your company. And unlike upgrading computers, you can't stagger the purchases over several months; you'll need to find room in the budget to purchase all the equipment at once. Plus, Network World states that the nine-month return-on-investment estimates are highly inaccurate–you should expect to wait three to five years just to break even on the investment.

[Source]

Competitive Advantage and Differentiation

domWindows powered by TextSQL is a *patented* revolutionary Cloud Windowing Interface that:

- Can be licensed or acquired by an individual company providing proprietary back-end cloud services. This is certainly a substantial competitive advantage in the platform wars of the next decade.
- Can serve as individual websites providing SaaS to billions of users. domWindows is flexible, independent and separates the Front and Back end processes. This is the major key to success in the platform wars of the next decade.
- Can serve as the portal providing users with a choice of cloud services where commissions, advertising fees and reseller fees can be earned.

Liabilities and Litigation

None

We are ready to GO TO MARKET!

The team

Officers and directors

Michael Hamm	Inventor, Founder, Chairman, Director
Richard Palicka	Co-Founder, President, Director

Michael Hamm
Mike entered the software industry with no formal technology education. He began with .NET, MSSQL Server and now has mastered HTML, CSS and JavaScript, the core languages for the Internet. Mike, the inventor of Text- SQL and domWindows has worked more than 5 years full time on these technologies and has been granted multiple patents and has assigned them to Internet Technologies Corporation. Mike has a wide range of experience and skills that will greatly benefit the ITC team.

Richard Palicka
He started his career in the luxury automotive industry and received numerous awards for top production and customer retention. In 2009 he found his passion investing in startup software companies. He is a Co-founder of Internet Technologies Corporation and as an experienced software investor/entrepreneur and project manager that is helping to lead the charge (part time) since January 2016 and will become full time upon funding . From: June 2017 To: Present Full Time Employment at Woodfield Lexus as Service Consultant Team Leader From: April 2016 To: May 2017 Full Time Service Consultant at Glendale Nissan From: January 2015 To: March 2016 Full Time Service Consultant at Bill Kay Buick GMC

Number of Employees: 2

Related party transactions

Michael L. Hamm has assigned the patents to the company.

RISK FACTORS

These are the principal risks that related to the company and its business:

- **Our patents and other intellectual property could be unenforceable or ineffective**
  One of the Company's most valuable assets is its intellectual property. We currently hold 2 issued patents, as well as a number of trademarks, copyrights, Internet domain names, and trade secrets. We believe the most valuable component of our intellectual property portfolio is our patents and that much of the Company's current value depends on the strength of these patents. The

Company intends to continue to file additional patent applications and build its intellectual property portfolio as we discover new technologies.

- **The Company will face competition and technological alternatives** The Company has no experience in marketing the products. The Company has not previously had any employees or personnel whose primary responsibilities were sales or marketing functions. Other participants in both the private and public sectors include several large domestic and international companies and numerous small companies. Many of these companies have substantially greater financial and other resources. Generally, all of the competitors will already have relationships with the prospective customer that may be difficult to overcome. Many of these companies have more marketing and sales experience than the Company. In addition, as technology evolves, there exists the possibility that the Company's technology may be rendered obsolete by one or more competing technology. Any one or more of the competitors, or one or more other enterprises not presently known to the Company may develop technologies superior to the Company's technology. To the extent that the competitors are able to offer more cost-effective alternatives, the ability of the Company to compete could be materially and adversely affected.

- **The Company has no operating history, limited working capital, and is in the initial commercialization stage** The Company has had no commercial operations to date. Since inception, it has been engaged principally in research and development and has completed a prototype, including, organizational activities developing a strategic operating plan. The Company is considered a development stage company for accounting purposes because it has generated no revenue to date. Accordingly, the Company has no relevant operating history upon which you can evaluate performance and prospects. The Company is subject to all of the business risks associated with a new enterprise. These risks include, but are not limited to, risks of unforeseen capital requirements, failure of market acceptance, failure to establish business relationships, and competitive disadvantages as against larger and more established companies.

- **The Company is not diversified; the Company will concentrate on one industry initially** The Company's marketing efforts initially will be concentrated in the Cloud Computing Industry. To the extent the Company will invest a relatively high percentage of the assets in this market; the Company may be more affected by any single adverse economic, political or regulatory event than its competition.

- **The Company is dependent on the proceeds of this Offering and may need additional financing** The product commercialization schedule could be delayed if the Company is unable to fund the development and marketing capabilities. While the Company expects that the net proceeds of this Offering, together with all other existing sources of capital, will be sufficient to fund the establishment of the Company's activities, there can be no assurance that in fact the proceeds will be sufficient. The Company may need to raise additional funds to achieve full commercialization of the product. Should that be the case the Company does not know whether it will be able to secure additional funding, or funding on terms acceptable to the Company.

- **Our business projections are only estimates** There can be no assurance that the company will meet those projections. There can be no assurance that the company (and you will only make money) if there is sufficient demand for product, people think its a better option than the competition and has priced the services at a level that allows the company to make a profit and still attract business.

- **The determination of the Offering Price may not reflect the value of Company** The Offering Price for the Class B Non-Voting Common Stock is not necessarily related to our assets, earnings, book value, net worth, or other commonly established criteria of value and should not be regarded as an indication of any future market price of our Class B Non-Voting Common Stock, or the current value of Company. Purchasers of our Class B Non-Voting Common Stock in this offering can expect their percentage ownership of the Company to be diluted due to additional issuance of any Common Stock, including issuance of any Common Stock under outstanding options and option plans.

- **There are restrictions on transfer and no market for the Class B Non-Voting Common Stock; therefore you may not be able to sell when you want to.** No public market for the Class B Non-Voting Common Stock currently exists or will result from this Offering. In addition, the Class B Non-Voting Common Stock are being offered pursuant to exemptions from registration under federal and applicable state securities laws and therefore will be subject to substantial restrictions on transfer. Accordingly, Class B Non-Voting Common Stock may be transferred only under appropriate exemptions and only if the transferee provides us with an opinion of counsel that is satisfactory to us to the effect that the proposed transfer complies with appropriate exemptions from the registration requirements of federal and any relevant state securities laws. Consequently, holders of Class B Non-Voting Common Stock may not be able to liquidate their investment in the event of an emergency or for any other reason, and Class B Non-Voting Common Stock may not be readily accepted as collateral for a loan. The purchase of Class B Non-Voting Common Stock, therefore, should be considered only as a long-term investment.

- **General Start Up Business Risks** Internet Technologies Corporation is a Startup, it has no transactional history. Certain risks may exist and remain unknown or unforeseen and thereby not specified in this offering. Therefore, there are no guarantees of any kind that the business can succeed and prosper. The Company and its Team can only put forth its Best Efforts to proceed in accordance with this offering and representations.

- **Valuation is not based on professional valuation.** Valuation is not based on a professional valuation. It's a question of whether you, the investor, want to pay this price for this security. Don't think you can make that call? Then don't invest.

- **This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.** Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our shareholders. All

early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our shareholders and will have no such right.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- Michael Hamm, 85.0% ownership, Class A Voting Common Stock

Classes of securities

- Class A Voting Common Stock: 4,033,306

  The aggregate number of shares of Class A Voting Common Stock which this corporation shall have authority to issue is 10,000,000 shares, having a par value of $0.00001 per share;

  Voting Rights

  The holders of shares of the Company's Class A Voting Common Stock, having a par value of $0.00001 per share ("Class A Voting Common Stock") are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders. The holders of Class B Non-voting Common Stock are not entitled to vote on any matter except as required under applicable law

  Dividend Rights

  Subject to preferences that may be granted to any then outstanding preferred stock, holders of shares of Class A Voting Common Stock are entitled to receive ratably such dividends as may be declared by the Board out of funds legally available therefore as well as any distribution to the shareholders. The payment of dividends on the Class A Voting Common Stock will be a business decision to be made by the Board from time based upon the results of our operations and our financial condition and any other factors that our board of directors considers relevant.Payment of dividends on the Class A Voting Common Stock may be restricted by law and by loan agreements, indentures and other transactions entered into by us from time to time. The Company has never paid a dividend and does not intend to pay dividends in the foreseeable future, which means that shareholders may not receive any return on their investment from dividends.

  Rights to Receive Liquidation Distributions

Liquidation Rights. In the event of our liquidation, dissolution, or winding up,holders of Class A Voting Common Stock are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock or other legal obligations.

Rights and Preferences

The rights, preferences and privileges of the holders of the company's Class A Voting Common Stock are subject to and may be adversely affected by, the rights of the holders of shares of any series of our Class B Common Stock and any additional classes of preferred stock that we may designate in the future.

- Class B Non-Voting Common Stock: 0

The aggregate number of shares of Class B Non-Voting Common Stock which this corporation shall have authority to issue is 10,000,000 shares, having a par value of $0.00001 per share;

Voting Rights

The holders of shares of the Company's Class B Non-Voting Common Stock, having a par value of $0.00001 per share are not entitled to vote individually and/or cumulatively on any matters submitted to a vote of the shareholders except as required under applicable law.

Dividend Rights

Subject to preferences that may be granted to any then outstanding preferred stock, holders of shares of Class B Non-Voting Common Stock, are entitled to receive ratably such dividends as may be declared by the Board out of funds legally available therefore as well as any distribution to the shareholders. The payment of dividends on the Class B Non-Voting Common Stock will be a business decision to be made by the Board from time based upon the results of our operations and our financial condition and any other factors that our board of directors considers relevant. Payment of dividends on the Class B Non-Voting Common Stock may be restricted by law and by loan agreements, indentures and other transactions entered into by us from time to time. The Company has never paid a dividend and does not intend to pay dividends in the foreseeable future, which means that shareholders may not receive any return on their investment from dividends.

Rights to Receive Liquidation Distributions

Liquidation Rights. In the event of our liquidation, dissolution, or winding up, holders of Common Stock are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock or other legal obligations.

Rights and Preferences

The rights, preferences and privileges of the holders of the company's Class B Non-Voting Common Stock are subject to and may be adversely affected by, the rights of the holders of shares of any series of our Class A Common Stock and any additional classes of preferred stock that we may designate in the future.

What it means to be a Minority Holder

The only stock being offered by Internet Technologies Corporation is Class B Non-Voting Common Stock held in treasury, please be advised:

In our Company, the classes and voting structure of our stock has the effect of concentrating voting control with a few people, specifically the founders along with a small number of shareholders. As a result, these few people collectively have the ability to make all major decisions regarding the Company. As a minority holder of the Company's Class B Non-Voting Common Stock, you will have limited ability, if any at all, to influence company policies or any other corporate matter(s), including the election of directors, changes to the Company's governance documents, additional issuance of securities, company repurchases of securities, a sale of the Company or of assets of the Company, or transactions with related parties.

Dilution

Investors should understand the potential for dilution. Each Investor's stake in the Company, could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will decrease, even though the value of the Company may increase. You will own a smaller piece of a larger company. This increases in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible notes, preferred shares or warrants) into stock.

If the company decides to issue more shares, an Investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (although this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, referring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors mostly occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it is important to realize how the value of those shares can decrease by actions taken by the Company.

Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2017-12-31.

Financial Condition

Results of Operation

We have not yet generated any revenues and do not anticipate doing so until we have completed the funding to begin marketing our products. Based on our forecast, with the liquidity of the anticipated full raise amount, we anticipate that we can operate the business for 12 months without revenue generation.

In the event the Company is successful in completing this funding, the funds will be utilized in accordance with the "Use Of Proceeds" described in this offering.

The following is our base-line budgets without sales and may be adjusted:

Capital Expenses	
On boarding Personnel	$70,000
Deposits	$4,500
Total Capital Expenses	$94,500
Cost of Sales	
Customer Support	$0
Total Cost of Sales	$0
Operating Expenses	
Payroll	

Marketing	$ 110,000
Sales	$ 110,000
R & D	$ 222,750
G & A	$ 198,000
Professional Services	$8,500
Software License(s)	$42,300
Travel and Entertainment	$0
Communications	$17,000
Rent & Utilities	$49,500
Insurances	$11,000
Supplies	$8,500
Legal and Accounting	$40,000
Online Marketing	$50,000
Total Operating Expenses	$867,550
Total Expenses	$962,050

Financial Milestones

Past Milestones

- We have been granted 2 patents helping us protect our technologies and increasing the barrier to entry.
- domWindows and Text-SQL are production ready for integration with Cloud Computing Applications.
- Recruited Rich Vazzana as Director of Sales: Rich has joined our family and has assisted part-time since October 2016 and will play a more active role upon funding. While working on his Phd he joined IBM in the sales division and held a 30-year career in various sales executive positions. The latest was starting a new business in Customer Relationship Management Outsourcing that grew to a $2.5B business in two years. Rich retired from IBM and was named a SR VP, reporting to the CEO of Novell. While at Novell, Rich organized, built and executed a World Wide TeleWeb channel and route to market that sold over 60% of Novell's annual revenue. Since his retirement he has started a successful consulting business, working with large companies in structuring marketing and sales organizations.

Future Milestones

Once we raise the $106,999 maximum, our company will focus on completing an independent financial review so we may meet SEC requirements to increase our raise to $1,070,000 and begin operations. The company is investing for continued growth of the brand and our market share which may result in generating sizable net income

losses due to a SaaS revenue model. We anticipate strong growth over the next 5 years based on the anticipated rise in implementation of our patented technologies.

Cloud Computing revenue is forecasted (Gartner) to reach $278.3 Billion by 2021, our milestones are based on a market penetration in revenue of 0.02% by 2021, with corresponding revenue at $48,107,268, cost of sales at $8,040,794, at operational expenses at $13,971,699 acquiring 42 customers in 60 months.

This implies the expenses for each year increases slower than the revenue for the same year. The expenses forecast for the three mentioned years is based on our anticipated operations for those years, which include wages, Patents, R&D costs, loan repayments, platform development, marketing, advertising and publications.

By 2021 we anticipate the following:

- Sign up 21 Small and Medium Size Businesses with only 10,000 users
- Sign up 15 Small and Medium Size Enterprises with only 50,000 users
- Sign up 6 Large Enterprises with only 100,000 users

It is our intent to license the technologies to enterprise companies, thus removing 90% of our expenses. A single license agreement with an enterprise company (even at 1% royalty rate which is below industry average) with millions of users should generate millions for us.

We are currently integrating ZOHO with domWindows Interface for our in-house management platform and may of course seek to license it to ZOHO.

Future financing events that would impact growth:

- Get a Professional Patent Valuation
- Qualify for Start-Up R&D Tax Credit: The new federal tax law is extremely beneficial for start-ups. For the first time ever, a qualifying start-up can use the credit against $250,000 per year in eligible costs include employee wages, cost of supplies, cost of testing, contract research expenses, and costs associated with developing a patent, beginning January 1, 2016. Essentially, with the new start-up provision, companies can claim the credit even if they do not pay income tax and regardless of their profitability.
- Signing up 1 Large Enterprise with billions in revenue
- Meeting our initial target of $106,999 in this cloud funding round
- Proceeding to the $1,070,000 cloud funding round

Liquidity and Capital Resources

The Company is dependent upon its capital funding efforts and resulting resources to begin and pursue its operations as it will generate operating losses initially. If the company is successful in this offering, we may seek to continue to raise capital under crowdfunding offerings, equity or debt issuance, or any other method available to the company. Specifically, the Company intends to take the following capital funding

steps:

- Initial Offering;$106,999 if successfully completed, continue to;
- Amend the Offering to the legal limit of $1,070,000.

Indebtedness

The Company has not had any material terms of indebtedness.

Recent offerings of securities

- 2017-07-20, 4(a)(2), 4033306 Class A Voting Common Stock. Use of proceeds: General expenses.

Valuation

$13,511,575.10

To determine the company valuation, Internet Technologies Corporation used Equidam.com platform valuation tools. Equidam.com provides online business valuation by using a methodology that includes 5 methods such as qualitative and financial data points. The data gathered includes market size, staff, competition, assumptions and projections along with industry valuation comparisons to determine a low, average and high range for the company's valuation. From the results of our input, Equidam.com determined: Average Bound $22,261,622 Lower Bound $13,511,000 Higher Bound $31,012,000 https://www.forbes.com/sites/moiravetter/2016/08/22/a-real-time-valuation-application-for-startups-exit-seekers/#cf31cd83c1d8 Equidam.com determined an average valuation for Internet Technologies Corporation at $22.3 million. We then selected the lower bound of the valuation methodology at $13.5 million with 4,033,306 Class A Voting Common shares issued and outstanding to arrive at a $3.35 per share .

USE OF PROCEEDS

Description		Offering Amount Sold	Offering Amount Sold
Total Proceeds	:	$9,999.75	$106,999
Less: Offering Expenses	:	$5,000	$15,000
Start Engine Fees (6% fee)	:	$600	$6,420
Net Proceeds	:	$4,399.75	$85,579
Use of Net Proceeds*			
Equipment, computers etc	:	$0	$15,000
Additional Office Space	:	$0	$5,000
PR Services	:	$2,000	$10,000
Marketing Development	:	$0	$10,000

Product Marketing, email & ads	:	$0	$5,000
Social Medial Management	:	$0	$2,500
Social Media Ads	:	$0	$2,500
New Offering/Amendment	:	$0	$2,000
Product Development	:	$0	$10,000
Legal & Accounting	:	$1,000	$12,000
Working Capital	:	$1,399.75	$11,579
Total Use of Proceeds		$9,999.75	$106,999

*Use of Proceeds

We are seeking to raise a minimum of $9,999.75 (target amount) and up to $106,999 (overallotment amount) in this offering through Regulation Crowdfunding. If we manage to raise our overallotment amount of $106,999, we believe the amount will last us 3 months and plan to use the net proceeds of approximately $85,580 as described, and incorporate an Offering Amendment to increase the offering and over the course of time attempt to reach a total raise of $1,070,000 within the 12 month window allowed.

We intend to use the net proceeds as shown above. Our management will have broad discretion in the application of the net proceeds and believes that the proceeds will be sufficient to fund its operations at anticipated levels.

Irregular Use of Proceeds

The Company will not incur any irregular use of proceeds.

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance failure

The company has not previously failed to comply with Regulation CF.

Annual Report

The company will make annual reports available at www.InternetTechnologiesCorp.com/Investors. The annual reports will be available within 120 days of the end of the issuer's most recent fiscal year.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR
Internet Technologies Corporation

[See attached]

Principal Executive Officer's Financial Statement Certification

I, Richard Palicka, the President of Internet Technologies Corporation, hereby certify that the financial statements of Internet Technologies Corporation and notes thereto for the periods ending 2017 included in this Form C offering statement are true and complete in all material respects.

For the year 2017 (inception) there were no financial transactions or operations requiring amounts to be reported on tax returns the total income for the period was $0.00; taxable income of $0.00 and total tax of $0.00, negating any actual filing requirements.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 12 November 2018.



_____ (Signature)

President_____ (Title)

November 12, 2018_____ (Date)

Internet Technologies Corporation
Index to Financial Statements
(Unaudited)

Internet Technologies Corporation
Balance Sheet
For the Year Ended December 31, 2017
(Unaudited)

Dec 31, 2017

Assets

    Current Assets

    Cash $ -

Total Assets $ -

Liabilities And Stockholders' Equity

Liabilities $ -

Total Liabilities $ -

Stockholders' Equity

    Common Stock $ -

     Retained Earnings $ -

Total Stocholders' Equity $ -

Total Liabilities And Stockholders' Equity $ -

Internet Technologies Corporation
Statements of Operations
For the Year Ended December 31, 2017
(Unaudited)

	Dec 31, 2017
Income	$ -
Expenses	$ -
Net Income	$ -

Internet Technologies Corporation
Statements of Stockholder Equity
For the Year Ended December 31, 2017
(Unaudited)

| | Class A Common Stock | | Subscription | Retained | Stockholders' |
	Shares	Amount	Receivable	Earnings	Equity
Issuance of Class A Common Stock	4,033,306	$ -	$ -	$ -	$ -
Net Income	-	$ -	$ -	$ -	$ -
December 31, 2017	-	$ -	$ -	$ -	$ -

Internet Technologies Corporation
Statement of Cash Flows
For the Years Ended December 31, 2017
(Unaudited)

	Dec 31, 2017
Cash Flows from Operating Activities:	$ -
Net Income	$ -
Net cash provided by operating activities	
Cash Flows Investing Activities:	
Common Stock	$ -
Cash Provided investing activities	$ -
Increase in Cash	$ -
Cash and Cash Equivalents, beginning of year	
Cash and Cash Equivalents, end of year	$ -

NOTE 1 – NATURE OF OPERATIONS

Internet Technologies Corporation was formed on July 17, 2017 ("Inception") in the State of Delaware. The financial statements of Internet Technologies Corporation (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's temporary headquarters are located Lisle Illinois

Internet Technologies Corporation is proud to introduce domWindows, a revolutionary patented Cloud Windowing Interface that raises the bar for the user experience, it's fast, smart and secure providing a single user interface with a familiar windowing environment allowing users access to multiple clouds simultaneously from any modern browser.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

> Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

> Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

> Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2017. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition

The Company will recognize revenues from licensing and consulting fees when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Stock Based Compensation

The Company accounts for stock options issued to employees under ASC 718 Share-Based Payment. Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the employee's requisite vesting period. The fair value of each stock option or warrant award is estimated on the date of grant using the Black-Scholes option valuation model.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 Equity. The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to stock-based compensation expense and credited to additional paid-in capital.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and Delaware state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT

The Company has not had any material terms of indebtedness.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company

or any of its officers.

NOTE 5 – **STOCKHOLDERS' EQUITY**

Common Stock
The aggregate number of shares of all classes or series of Capital Stock which this corporation shall have authority to issue is 20,000,000 shares, having a par value of $0.00001 per share consisting of:

a) 10,000,000 shares of Class A Voting Common Stock;

Except as otherwise required by law or this Certificate of Incorporation, the holders of the Voting Common Stock shall possess exclusively all voting power, and each holder of Voting Common Stock shall have one vote in respect of each share held by him of record on the books of the Corporation for the election of directors and on all matters submitted to a vote of shareholders of the Corporation.

b) 10,000,000 shares of Class B Non-Voting Common Stock; and

Except as otherwise required by law, shares of Non-Voting Common Stock shall have the rights, preferences, powers, privileges, and the restrictions, qualifications and limitations are identical with those of the Voting Common Stock other than in respect of being non-voting.

NOTE 6 – RELATED PARTY TRANSACTIONS

Michael L. Hamm has assigned the patents to the company.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2017, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]







Internet Technologies Corporation is pending **StartEngine Approval.**

0
Investors
$0.00
Raised of $10K - $107K goal
Internet Technologies Corporation
Patented Cloud Computing Technology
Small OPO | Lisle, IL | Technology | US Investors Only

Overview | Team | Terms | Updates | Comments | Share

Invest in Cloud Computing Technology

For technology investors, it's important to separate hype from reality.
A segment of the technology market that continues to live up to the hype, is cloud computing.
[Source]

The Worldwide Public Cloud Services Market is projected to grow by 17.3 3% in 2019 to total $206.2B.
[Source]

Every cloud provider offers a web based user interface which allows you to manage all aspects of your cloud account.
[Source]

It's A Multi-Cloud World, After All
[Source]

domWindows our Flagship Product
is a revolutionary *patented* Cloud Windowing Interface
that's primed to raise the bar for the user experience
with a familiar windowing environment
allowing users access to multiple clouds simultaneously from any modern browser.

Take a moment and learn how this emerging Technology Service Provider
[illegible]
the Cloud Windowing Interface.

Current Development Stage
domWindows is production ready (with patents granted) and currently preparing for commercialization in 2019
domWindows can become a much better method for navigating the clouds with your help today.

The Offering

Invest in Internet Technologies Corporation
$3.35/share of Class B Non-Voting Common Stock | $201 Minimum Investment
When you invest, your confidence is that the company's future value will exceed $13.6 M.

Early Bird Bonus

Investments that are committed, on or before **January, 9th, 2019 11:59 PST** will receive a **20% bonus** on shares received.

For example, if you buy 100 shares at $3.35 / share, you will receive 120 share for $335.
Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This Offering is eligible for the
StartEngine Owners' 10% Bonus.

*For details on the bonus, please see the **Offering Summary** below.*

The Need

The Browser

We consider the World Wide Web as an one-stop source of information, commerce, social interaction and entertainment.

A browser is an application program that provides a way to look at and interact with all the information on the World Wide Web. The word "browser" seems to have originated prior to the Web as a generic term for user interfaces that let you browse (navigate through and read) text files online. [Source]

The design of user interfaces for machines and software, such as computers, home appliances, mobile devices, and other electronic devices, with the focus on maximizing usability and the user experience. The goal of user interface design is to make the user's interaction as simple and efficient as possible, in terms of accomplishing user goals (user-centered design). [Source]

The growing dependence of many companies on web applications and mobile applications
is leading many companies to place increased priority on the User Interface
to improve the User Experience.
[Source]

Cloud Usability is the Next Step

We've begun to realize greater sophistication in cloud resources than imagined.
To achieve the next milestone in cloud computing evolution,
to enhance productivity,
we will need more sophistication in the user-facing layers.
[Source]

The user interface is one of the most important parts of any program
because it determines how easily you can make the program do what you want.
A powerful program with a poorly designed user interface has little value.
Graphical User Interfaces (GUIs) that use windows, icons, and pop-up menus have become standard on personal computers.
[Source]

What is a Graphical User Interface?

What is a Graphical User Interface?

GUI is a program interface that takes advantage of the computer's graphics capabilities to make the program easier to use.

Basic Components

- *Pointer:* A symbol that appears on the display screen and that you move to select objects and commands.
- *Pointing device:* A device, such as a mouse or trackball, that enables you to select objects on the display screen.
- *Icons:* Small pictures that represent commands, files, or windows. By moving the pointer to the icon and pressing a mouse button, you can execute a command or convert the icon into a window. You can also move the icons around the display screen as if they were real objects on your desk.

Microsoft Windows is an example of a GUI Windows System



***Microsoft Windows runs on your desktop
domWindows runs in your browser***

- *Desktop:* The area on the display screen where icons are grouped is often referred to as the desktop because the icons are intended to represent real objects on a real desktop.
- *Windows:* You can divide the screen into different areas. In each window, you can run a different program or display a different file. You can move windows around the display screen, and change their shape and size at will.
- *Menus:* Most graphical user interfaces let you execute commands by selecting a choice from a menu.

[Source]

The Solution

Internet Technologies Corporation is proud to introduce domWindows

domWindows is a revolutionary patented Cloud Windowing Interface
that's primed to raise the bar for the user experience
with a familiar windowing environment
allowing users access to multiple clouds simultaneously from any modern browser

domWindows is production ready (with patents granted) and currently preparing for commercialization in 2019.
With your help we can build-to-suit for any Cloud Provider that commitments with no money down.

It's no accident that domWindows reminds you of Microsoft Windows, Mac OS and Linux.



The live screen shot above shows all features enabled.
[domWindows Live Demo]
Click 'Start' in lower left corner, then click 'Quick Tour'

It is important to note that features and modules can be added or removed individually as desired to meet the needs of the specific application, including and not limited to; Start Button, Start Menu, Taskbar, Shortcuts, Context Menus and Windows. For example, in WordPress, you may only want the ability to open certain page(s) in a window, like the login, contact or reply form. In this case the Start Button, Start Menu, Taskbar and Shortcuts are not needed.

A Closer Look at domWindows

For the End User

Our goals for domWindows powered by TextSQL, is to be the vehicle to the Cloud(s) with the Cloud Graphical User Interface (CGUI) that runs in any modern browser and provides the feel, efficiency and effectiveness of a desktop application focusing on the user's experience and interaction creating a system that is not only operational but also usable and adaptable to changing user needs while providing controlled access and rapid transaction processing to meet the requirements of the most demanding data consuming applications.

All screenshots are live.



- Runs in any modern browser
- Intuitive familiar environment (i.e., with little or no instruction) even by inexperienced users
- Multiple windows increase productivity and makes it easier for users to complete their work
- A smart interface because it "Remembers" (State Management), even when the user leaves and returns
- Users' may customize the interface to their own specific tasks, layouts, colors, styles and behaviors in real time
- Users' can save their custom interface(s) and make them portable, sometimes called a "Follow-me desktop"
- Easily Connects to multiple Cloud Providers simultaneously

[domWindows Live Demo]
Click 'Start' in lower left corner
Click 'Go Explorer'
Click the folder 'Personalize'

The User Personalization Suite includes 4 built-in tools to customize domWindows all in real-time.
All screenshots are live.

Desktop Manager Window	Desktop Picture Window	Desktop Builder Window	Desktop Installer Window
			
The Desktop Manager Window provides the user the ability to personalize the Screen, Desktop, Menus, Shortcuts, Taskbar and Controls including Themes and Behaviors all in real time.	The Desktop Picture Window provides the user the ability to upload, save and change the background picture from Shared Pictures or My Pictures all in real time.	The Desktop Builder Window provides the user the ability to save the user's personalized desktop creating a screen shot automatically, with a name making it portable (Follow-me Desktop).	The Desktop Installer Window provides the user the ability to load the user's personalized desktop (Active Desktop) with a single click at any time, truly a real time Follow-me Desktop.

For the Cloud Provider

domWindows can integrate applications from different hardware, operating systems and platforms with distributed computing, centralized or both, while hiding network details simplifies growth of the providers system. This fundamentally changes software and hardware decisions. Essentially this helps organize its components in hardware and software and allows freedom of choice to benefit from







hardware decisions. Financially, this helps preserve investments in hardware and software and allows freedom of choice to benefit from better price/performance ratios and better user productivity. Users learn new applications more quickly saving time and training costs while complex applications are easier to use. Inexperienced and expert users adoption rates are increased with happier users.

Google
Microsoft
IBM
More ...

- Reduces the Total Cost of Ownership (TCO)
- 100% control - Self-hosting available, with source code available
- Provides controlled access and rapid transaction processing to meet the requirements of the most demanding data consuming applications
- Written in pure JavaScript, html and css3
- Plays well with third party Frameworks and Libraries
- No dependency on specific server-side language(s)
- No need to start from scratch use what you have already built
- Dynamic Theming allows your user's to write directly to class definitions so there is no need for multiple style sheets

The Developer Suite includes 4 built-in tools to help build, optimize, debug and test in real-time.

TextSQL Studio

The TextSQL Studio Window provides the developer the ability to select, insert, update and delete data in the TextSQL databases directly while decrypting and encrypting the data automatically.

TextSQL Query

The TextSQL Query Window provides the developer the ability to execute commands via the use of TextSQL API for reading, writing, testing and optimizing the TextSQL databases.

TextSQL Controls

The TextSQL Controls Window provides the developer the ability to create, edit and test controls as a TextSQL Try-It Editor. Edit the code in the Source pane and view results in the Preview pane.

TextSQL System

The TextSQL System Window provides the developer the ability to view in real time graphs and detail information in 4 areas; Objects, Memory, Storage and Performance.

domWindows Out Performs the Internet's Average

Test Date: December 11, 2018

Test	Internet Average Scores	domWindows Scores
W3c Validater Why Validate?	Less than 50% of web pages are valid [Source]	No Errors No Warnings [Source]
Loader.io **10,000 clients in 1 minute** Why Load Test?	Average Load Time: 8.66 seconds [Source]	Average Response Time: 0.075 seconds Error Rate: 0.0% [Source]
GTMetrix Why Performance Test?	Speed: 71% YSlow: 70% Load: 6.7 seconds Size: 3.11 MB Requests: 89 [Source]	Speed: A (100%) YSlow: A (98%) Load: 1.6 seconds Size: 0.146 MB Requests: 9 [Source]
Mobile Friendly Why Mobile Friendly Test?	Only 17% of small businesses who have a website have a site that's mobile friendly [Source]	No loading issues Page is mobile friendly [Source]

5 Benefits of Great Enterprise UI/UX Design

1. ***Customer Acquisition***. Successful user experience and design provide a competitive advantage. They will likely overtake price as key brand differentiators that attract new customers. (And who doesn't want more new customers?) Great enterprise UI/UX is more than just effective product design - it's good business.
2. ***Customer Retention***. By building an enterprise application that's beautiful and intuitive, more people will want to use it, and more importantly, keep using it. In this digital world, customer retention is increasingly important as competition grows with every technological advancement.
3. ***Lower Support Costs***. A well-designed app just works. If an application is poorly designed, there will be an increased need for training, documentation, and support later, which translates into higher costs. An app that is intuitive and easy to use puts less stress on both employees and the bottom line.
4. ***Increased Productivity***. Better user experience leads to productivity improvements. When you consider the increased productivity over the number of users and hours of day each user is active, the financial impact is readily apparent - and substantial.
5. ***Reduces Development Time***. An estimated 50% of engineering time is spent redoing work to fix mistakes that could have been avoided, like incorrect assumptions about how users will behave, confusing navigation that causes users to get stuck or lost, a new feature that nobody wants to use, or a design choice that isn't accessible. Making sure the design is done right – and done well – the first time around will prevent future headaches. With technology changing rapidly, it's more important than ever for companies to embrace UI/UX design - not as a one-time event, but as a fluid continuous part of a long-term business strategy.

[Source]

Competitive Advantage and Differentiation

We believe domWindows powered by TextSQL to be a patented revolutionary Cloud Windowing Interface
is primed to raise the bar for the user experience,
it's fast, smart and secure providing a single user interface with a familiar windowing environment
allowing users access to multiple clouds simultaneously from any modern browser.

Unique
Applicable to multiple situations
Difficult to replicate
Sustainable Competitive Advantage
Sustainable
Superior to the competition

- Can be licensed or acquired by an individual company providing proprietary back-end cloud services. This is certainly a substantial competitive advantage in the platform wars of the next decade.
- Can serve as individual websites providing SaaS to billions of users. domWindows is flexible, independent and separates the Front and Back end processes. This is the major key to success in the platform wars of the next decade.
- Can serve as the portal providing users with a choice of cloud services where commissions, advertising fees and reseller fees can be earned.

A Look at Our Patents

Patent 1: Hybrid Asynchronous Transmission Process

Resource Fetching Technology - Current Technology:

1. Go to the store and buy a loaf of bread.
2. Go Home a place the bread on the counter.
3. Go to the store and buy a a dozen eggs.
4. Go Home a place the dozen eggs on the counter.
5. Go to the store and buy a milk.
6. Go Home a place the mike on the counter.

Patented Technology: **Create a grocery list.**

1. Go to the store and get the items on the list.
2. Go home and place the items on the counter.

Patent Granted

Hybrid Asynchronous Transmission Process reduces multiple requests and responses to a single asynchronous request and response with a granted patent (# 8713100) on April 4, 2014. View the Patent



How Hybrid Asynchronous Transmission Process Works

Patent 2: Text-SQL Relational Database

Core Technology: Text-SQL Relational Database

One of the greatest limitations of building web applications that are as responsive and flexible as desktop apps is client-side persistent local storage. Although native applications can use the computer's operating system to store and retrieve application-specific data quickly, web applications usually rely on significantly less efficient means to store client-side data. This creates a major bottleneck for performance and flexibility, greatly limiting the capabilities of modern web applications.



Patent Granted

This long-standing unfulfilled need for an improved client-side persistent storage system is now solved with the granted patent (# 9015165) on April 21, 2015. View the Patent

Cloud Computing Market

Revenue Forecast

Gartner Forecasts Worldwide Public Cloud Revenue to Grow 17.3 Percent in 2019 to total $206.2B.

- **The Worldwide Public Cloud Services Market is projected to grow by 17.3 3% in 2019 to total $206.2B**, up from $175.8B in 2018 according to Gartner. In 2018 the market will grow a healthy 21% up from $145.3B in 2017.
- **Software as a service (SaaS) remains the largest segment of the cloud market, with revenue to grow 17.8 percent to $85.1 billion in 2019.**

Table 3. Worldwide Public Cloud Services Revenue Forecast (Billions of U.S. Dollars)					
	2017	2018	2019	2020	2021
Cloud Business Process Services (BPaaS)	42.2	46.6	50.3	54.1	58.1
Cloud Application Infrastructure Services (PaaS)	11.9	15.2	18.8	23.0	27.7
Cloud Application Services (SaaS)	58.8	72.2	85.1	98.9	113.1
Cloud Management and Security Services	8.7	10.7	12.5	14.4	16.3
Cloud System Infrastructure Services (IaaS)	23.6	31.0	39.5	49.9	63.0
Total Market	145.3	175.8	206.2	240.3	278.3

BPaaS = Business Process as a service, IaaS = Infrastructure as a service, PaaS = Platform as a service, SaaS = Software as a service
Note: Totals may not add up due to rounding.
Source: Gartner September 2020

[Source]

Spending Forecast

Gartner Says 28 Percent of Spending in Key IT Segments Will Shift to the Cloud by 2022.

- **More than $1.3 Trillion in IT spending will be directly or indirectly affected by the shift to cloud by 2022.** 28% of spending within key enterprise IT markets will shift to the cloud by 2022, up from 19% in 2018. The largest cloud shift before 2018 occurred in application software, particularly driven by customer relationship management (CRM) software, with Salesforce dominating as the market leader. CRM has already reached a tipping point where a higher proportion of spending occurs in the cloud than in traditional software.
- **Gartner recommends that technology providers use cloud shift as a measure of market opportunity.** They should assess growth rates and addressable market size opportunities in each of the four cloud shift categories: system infrastructure, infrastructure software, application software and business process outsourcing.

Table 1: Cloud Shift Proportion by Category					
	2018	2019	2020	2021	2022
System Infrastructure	11%	13%	16%	19%	22%
Infrastructure Software	13%	15%	17%	18%	20%
Application Software	14%	16%	18%	19%	40%
Business Processing Outsourcing	27%	28%	29%	29%	30%
Total	**19%**	**23%**	**24%**	**24%**	**28%**

Source: Gartner (August 2018)

[Source]

Market Segmentation

The Market is subdivided into clearly identifiable segments having similar size, technology skills, main considerations for technology purchases, and CapEx available. Our technology solutions and marketing are designed to precisely match the expectations of customers in the targeted segment, providing efficiency in our sales and business cycles and creates a "partnership" type relationship versus simply being a vendor.

SMB (Small and Medium-Sized Businesses)	SME (Small and Medium Enterprises)	LE (Large Enterprise)
		

- Employees: 0-100 is a small business; 100-999 is a medium business
- Annual Revenue: $5-$10 million
- IT Staff: Typically one or a few
- IT skills: Modest. Employees usually learn on the job.
- Location: Limited geographical boundaries (but may have more remote workers)
- Limited CapEx

- Employees: 101-500
- Annual Revenue: $10 million- $1 billion
- IT staff: A small group to several employees
- IT Skills: Generalist skills. Employees often lack specialty skills
- Location: Likely to have more than one office location, and remote employees

- Employees: Over 1000
- Annual Revenue: Over $1 billion
- IT Staff: Full time IT staff, including several specialists
- IT Skills: a wide variety of broad and specific skills
- Location: Several office locations domestically and internationally
- Large CapEx
- Main considerations for technology

- *Main considerations for technology purchases include price, ease of use, and pay-as-you-go subscription model*
- The 28 million small businesses in the US account for 54% of the country's sales

- *Some CapEx*
- *Main considerations for technology purchases include capabilities and functionality, and reporting*
- *If SME were a country, its GDP would rank it as the 4th largest economy in the world*

purchases include guaranteed up-time, enhanced features, and security
- In 2012, large enterprises employed 9 million people (51.6% of all US employees)

[Source]

Target Market

The SaaS Industry

The SaaS Industry (An Overview)

The rise of the SaaS industry has continued to captivate the business community at large given the impressive growth rate it has sustained over the past three decades. We are now entering a new era where thousands of SaaS companies both new and old are creating solutions to address every conceivable business need. The industry's strong momentum into an even brighter future is hard to refute; and SaaS executives and investors are keen to play bigger and bolder roles as the industry evolves.

Helping to fuel the industry's growth is a wide range of investors including venture capital, growth equity, private equity, asset managers, hedge funds as well as individual investors among others. Those who are familiar with the sector and who understand its potential are participating based on their own unique investment methodology. ***What they have in common, however, is their commitment to reaping the rewards the industry has to offer.***

Meanwhile, private capital firms (venture capital, growth equity, and private equity) play a critical role in the development of the SaaS industry. ***They are flush with capital actively seeking investment opportunities in proven SaaS companies that are growing quickly and likely to represent attractive acquisition targets for larger software corporations or other private equity firms in the next several years.***

Currently the traditional enterprise application software industry is estimated at generating approximately $300 billion annually and is anticipated to decline as companies experience the many benefits of SaaS including its lower relative cost compared to traditional software, its continuous and seamless platform technology upgrades, and the increasing trust in security protocols offered by cloud providers.

[Source]

We are a SaaS Company Targeting the Cloud Computing Industry

We see major advantages in targeting Cloud Computing Companies in that they understand the SaaS Business Model with all of it's benefits. This should help increase our conversion rate, shorten our closing cycle and align our clients objectives with ours, we both benefit as we succeed together, making us more of a partner than a vendor. Simply put, Good Business.

With your help we can build-to-suit for any Cloud Provider that commitments with no money down.

Public SaaS Companies		Private SaaS Companies
In total, there are over 50 publicly traded SaaS companies representing over $225 billion in aggregate market capitalization. As of August 31, 2017, *the median enterprise value / 2017 revenue multiple is 5.7x. Median revenue growth rate is 17%, gross margin is 73% and median retention rate is 97%.*		There are an estimated 10,000 private SaaS companies, the vast majority of which are early stage generating less than $3 million in annual revenue. Entrepreneurs, both technical and non-technical seek to automate the wide variety of still manual or inefficient activities of a business.

[Source]

Why the SaaS Revenue Model?

The monthly SaaS fee frequently falls below the budget threshold of a prospective client and is easier for an organization to approve and adopt.

SaaS and traditional software can be compared in more detail by their revenue models – how customers are charged.

SaaS Revenue Model	Traditional Software Revenue Model
	
A SaaS revenue model entails a monthly or annual user fee where the user's cost of entry to gain access to the software is materially lower compared to purchasing an on-premises license. SaaS contracts can also include an up-front implementation fee depending on the customer's desire for customization and business specific needs. SaaS contracts can be set for certain time frames such as one year, two year, or three year terms and include automatic renewals. The main characteristic of the SaaS revenue model is that the software is managed by the provider in the cloud and customers are granted access during the term of their contract.	Traditional software, is offered on a license and maintenance agreement whereby the customer purchases a license to the software and in addition pays an ongoing maintenance fee ranging from 15 to 20% of the license cost in order to receive software updates or have access to service assistance form the software provider. The customer is responsible for its own hardware/servers and employing its own staff to ensure the software is operating appropriately at all times. In most cases, the up-front cost of a license represents a significant budget decision by a prospective customer and entails executive or key person involvement.

[Source]

The 2017 State of the SaaS-Powered Workplace Report



SaaS adoption continues to rise.

When SaaS entered the fray under the "software on-demand" moniker in 1999, its growth was slow. Within the last few years, we've seen SaaS adoption skyrocket. SaaS apps are seen as a future inevitability and have gained overwhelming support from IT professionals, end users, and executives alike. The "all-cloud" conversation has changed tone.

It's now a matter of when, not if.

[Source]

Products & Services

Product & Services Strategy

We are a Technology Service Provider and obviously a software company.

The intent of our products and services is to satisfy each market segment based on similar size, technology skills, main considerations for technology purchases, and CapEx available.

Your Server(s)	Our Server(s)	Consulting
Enterprise Edition	*SaaS Edition*	*On-Demand*



































domWindows is hosted on your server(s). Self-Hosting is the perfect solution for businesses that have a technical background.

domWindows is hosted on our server(s). This is the perfect solution for businesses that do not have a technical background.

Consulting is available for all areas including installation, customization, training and more, just ask. We even Build-to-Suit.

Pricing Strategy

"There are two kinds of retailers: those folks who work to figure how to charge more, and companies that work to figure how to charge less, and we are going to be the second."
Jeff Bezos, Amazon

We agree!
We license our technologies using the SaaS Business Model.
As our clients grow our price decreases. Look at some projections below.

Pricing Strategy

		Customer MRR per Subscriber		
		$10	[illegible]	[illegible]
	1	$ 9.4500	$ 8.4375	$ 7.4250
	500	$ [illegible]	$ 5.6250	$ 4.9500
	1,000	$ 3.7800	$ 3.3750	$ 2.9700
	5,000	$ [illegible]	$ 2.8125	$ 2.4750
SMB	[illegible]	$ [illegible]	$ 2.2500	$ 1.9800
SME	50,000	$ [illegible]	$ 1.6875	$ 1.4850
LE	100,000	$ 1.2600	$ 1.1250	$ 0.9900
	500,000	$ [illegible]	$ 0.8438	$ 0.7425
	1,000,000	$ [illegible]	$ 0.7875	$ [illegible]
	5,000,000	$ [illegible]	$ [illegible]	$ [illegible]
	10,000,000	$ [illegible]	$ [illegible]	$ [illegible]
	[illegible]	$ [illegible]	$ [illegible]	$ [illegible]
	[illegible]	$ [illegible]	$ [illegible]	$ [illegible]

Exit Strategy/Liquidity Event

We anticipate three potential exit strategies, which could take place:

1. Acquisition/Merger
Based on our sales performance and/or growth of the user base, we could be acquired by a larger software company.

2. Private Marketplace
A listing of the company on a private marketplace could include StartEngine Secondary, SharesPost or Nasdaq private market, etc. The private marketplaces provide semi-liquidity to the shareholders of private companies.

3. Initial Public Offering
This event could occur if our products are widely known and sales are high. This strategy has the advantage of retaining existing management and product development teams, to continue producing new related products.

Invest in Our Company Today!

Don't Miss The Boat!

Our Vision
To help all people and businesses realize their dreams by reaching into the clouds

Our Mission
To create, develop and provide the vehicles for bringing the clouds within reach

This is the most exciting phase for any company.

After years of intense researching, developing and testing, this small privately held corporation is in the process of commercialization in 2019. Now have the opportunity to get your piece of the Cloud Computing Market, thanks to the Job Act and StartEngine.com.

January 2012
Concept Stage
Internet is following the growth of desktop personal computer Windowing is the next step in the evolution of the Cloud.

June 2013
Proof of Concept
domWindows Works!

December 2013
First Patent Filed
First Patent Filed - December 11, 2013 - Hybrid Asynchronous Transmission Process

March 2014
Second Patent Filed
Second Patent Filed - March 3, 2014 - Text-SQL Relational Database

April 2014
First Patent Granted
First Patent Granted - April 29, 2014 - Hybrid Asynchronous Transmission Process - Patent Number 8713100

April 2015
Second Patent Granted
Second Patent Granted - April 21, 2015 - Text-SQL Relational Database - Patent Number 9015165

December 2016
domWindows beta (Demo) goes live
Client-Server model is working great - added State Management and Personalization to domWindows and Text-SQL

July 2017
Corporation Formed
Corporation Formed - July 17, 2017

October 2017
Growing Team
Onboarded Rich Vazanna as Director of Sales with 30 years' experience at IBM as VP, closing multi-year, multi-billion dollar contracts with $1.6B in revenue with 38,000 agents' in the first 2.5 years

December 2018
Launched on StartEngine
Crowd Funding starts for financing Launch, Now YOU can own a part of our company!

June 2019
Client Acquisition Begins
Client acquisition begins (ANTICIPATED)

December 2019
Begin International Expansion
Off and running, begin focusing on larger enterprise customers (ANTICIPATED)

Meet Our Team









Michael Hamm

Inventor, Founder, Chairman, Director

Mike entered the software industry with no formal technology education. He began with .NET, MSSQL Server and now has mastered HTML, CSS and JavaScript, the core languages for the Internet. Mike, the inventor of Text- SQL and domWindows has worked more than 5 years full time on these technologies and has been granted multiple patents and has assigned them to Internet Technologies Corporation. Mike has a wide range of experience and skills that will greatly benefit the ITC team.

Richard Palicka

Co-Founder, President, Director

He started his career in the luxury automotive industry and received numerous awards for top production and customer retention. In 2009 he found his passion investing in startup software companies. He is a Co-founder of Internet Technologies Corporation and as an experienced software investor/entrepreneur and project manager that is helping to lead the charge (part time) since January 2016 and will become full time upon funding . From: June 2017 To: Present Full Time Employment at Woodfield Lexus as Service Consultant Team Leader From: April 2016 To: May 2017 Full Time Service Consultant at Glendale Nissan From: January 2015 To: March 2016 Full Time Service Consultant at Bill Kay Buick GMC

Rich Vazzana

Director of Sales

Rich has joined our family and has assisted part-time since October 2016 and will play a more active role upon funding. While working on his Phd he joined IBM in the sales division and held a 30-year career in various sales executive positions. The latest was starting a new business in Customer Relationship Management Outsourcing that grew to a $2.5B business in two years. Rich retired from IBM and was named a SR VP, reporting to the CEO of Novell. While at Novell, Rich organized, built and executed a World Wide TeleWeb channel and route to market that sold over 60% of Novell's annual revenue. Since his retirement he has started a successful consulting business, working with large companies in structuring marketing and sales organizations.

Offering Summary

Maximum 31,940* shares of Class B Non-Voting Common Stock ($106,999.00)

**Maximum subject to adjustment for bonus shares. See 10% Bonus below*

Minimum 2,985 shares of Class B Non-Voting Common Stock ($9,999.75)

Company: Internet Technologies Corporation

Corporate Address: 4434 Shabbona Lane Lisle, IL 60532

Description of Business: Internet Technologies Corporation is a Technology Service Provider for the Cloud Computing Market. It's flagship product domWindows, a revolutionary patented Web Based User Interface that is primed to raise the bar for the user experience delivering a familiar windowing environment allowing users access to multiple clouds simultaneously from any modern browser.

Type of Security Offered: Class B Non-Voting Common Stock

Purchase Price of Security Offered: $3.35

Minimum Investment Amount (per investor): $201.00

Early Bird Bonus

Investments that are committed, on or before **January, 9th, 2019 11:59 PST** will receive a **20% bonus** on shares received.

For example, if you buy 100 shares at $3.35 / share, you will receive 120 share for $335.

Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

The 10% Bonus for StartEngine Shareholders

Internet Technologies Corporation will offer 10% additional bonus shares for all investments that are committed, within 24 hours of this offering going live, by StartEngine Crowdfunding Inc. shareholders who invested over $1,000 in the StartEngine Reg A offering which closed earlier this year.

StartEngine shareholders who invested $1,000 or more in that StartEngine Reg A offering will receive a 10% bonus on this offering within a 24-hour window of this offering's launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 100 shares of Class B Non-Voting Common Stock at $3.35 / share, you will receive 110 Class B Non-Voting Common Stock, meaning you'll own 110 shares for $335. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors received their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Irregular Use of Proceeds

The Company will not incur any irregular use of proceeds.

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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West Hollywood, CA 90069. StartEngine Crowdfunding is a not a broker-dealer, funding portal or investment adviser. StartEngine Capital, LLC is a funding portal registered here with the US Securities and Exchange Commission (SEC) and here as a member of the Financial Industry Regulatory Authority (FINRA). By accessing this site and any pages on this site, you agree to be bound by our Terms of Use and Privacy Policy, as may be amended from time to time without notice or liability.

Investment opportunities posted and accessible through the site are of three types:

1. Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. No broker-dealer, funding portal or investment adviser is involved in these offerings. These offerings are made through StartEngine Crowdfunding, Inc. 2. Regulation D offerings (506(c)), which are offered only to accredited investors. No broker-dealer, funding portal, or investment adviser is involved in these offerings. These offerings are made through StartEngine Crowdfunding, Inc. 3. Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks. You can learn more in our Learn section.

Canadian Investors

Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors.

Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation of offerings are not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

VIDEO TRANSCRIPT (Exhibit D)

No Video Present.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

State of Delaware
Secretary of State
Division of Corporations
Delivered 04:07 PM 07/20/2017
FILED 04:07 PM 07/20/2017
SR 20175340159 - File Number 6485798

CERTIFICATE OF INCORPORATION

OF

INTERNET TECHNOLOGIES CORPORATION

ARTICLE I

The name of the corporation is Internet Technologies Corporation (the "**Corporation**").

ARTICLE II

The address of the Corporation's registered office in the State of Delaware is 251 Little Falls Drive, Wilmington, New Castle County, Delaware 19808-1674. The name of its registered agent at such address is The Company Corporation.

ARTICLE III

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the Delaware General Corporation Law.

ARTICLE IV

The aggregate number of shares which the Corporation shall have authority to issue is 10,000,000 shares of capital stock all of which shall be designated "Common Stock" and have a par value of $0.00001 per share.

ARTICLE V

The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors. Elections of directors need not be by written ballot unless otherwise provided in the Bylaws of the Corporation. In furtherance of and not in limitation of the powers conferred by the laws of the state of Delaware, the Board of Directors of the Corporation is expressly authorized to make, amend or repeal Bylaws of the Corporation.

ARTICLE VI

(A) To the fullest extent permitted by the Delaware General Corporation Law, as the same exists or as may hereafter be amended, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director.

(B) The Corporation shall indemnify to the fullest extent permitted by law any person made or threatened to be made a party to an action or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that he, his testator or intestate is or was a director or officer of the Corporation or any predecessor of the Corporation, or serves or served at any other enterprise as a director or officer at the request of the Corporation or any predecessor to the Corporation.

(C) Neither any amendment nor repeal of this Article VI, nor the adoption of any provision of the Corporation's Certificate of Incorporation inconsistent with this Article VI, shall eliminate or reduce the effect of this Article VI in respect of any matter occurring, or any action or proceeding accruing or arising or that, but for this Article VI, would accrue or arise, prior to such amendment, repeal or adoption of an inconsistent provision.

ARTICLE VII

Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for (A) any derivative action or proceeding brought on behalf of the Corporation, (B) any action or proceeding asserting a claim of breach of a fiduciary duty owed by any director, officer, employee or agent of the Corporation to the Corporation or the Corporation's stockholders, (C) any action or proceeding asserting a claim against the Corporation arising pursuant to any provision of the Delaware General Corporation Law or the Corporation's Certificate of Incorporation or Bylaws, or (D) any action or proceeding asserting a claim governed by the internal affairs doctrine, in each case subject to said Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein.

ARTICLE VIII

The name and mailing address of the incorporator are as follows:

Michael Hamm
4434 Shabbona Lane
Lisle, IL 60532

Executed on July 20, 2017.

E-signed using Clerky (ccfd2ae90b85236d439dc87a5e6d8785)

Michael Hamm

Michael Hamm, Incorporator

State of Delaware
Secretary of State
Division of Corporations
Delivered 10:39 AM 11/14/2018
FILED 10:39 AM 11/14/2018
SR 20187630263 - File Number 6485798

STATE OF DELAWARE
CERTIFICATE OF AMENDMENT
OF CERTIFICATE OF INCORPORATION

The corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware does hereby certify:

FIRST: That at a meeting of the Board of Directors of Internet Technologies Corporation resolutions were duly adopted setting forth a proposed amendment of the Certificate of Incorporation of said corporation, declaring said amendment to be advisable and calling a meeting of the stockholders of said corporation for consideration thereof. The resolution setting forth the proposed amendment is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended by changing the Article thereof numbered "ARTICLE IV" so that, as amended, said Article shall be and read as follows:

The aggregate number of shares of all classes or series of Capital Stock which this corporation shall have authority to issue is 20,000,000 shares, having a par value of $0.00001 per share consisting of:

(A) 10,000,000 shares of Class A Voting Common Stock;
Except as otherwise required by law or this Certificate of Incorporation, the holders of the Voting Common Stock shall possess exclusively all voting power, and each holder of Voting Common Stock shall have one vote in respect of each share held by him of record on the books of the Corporation for the election of directors and on all matters submitted to a vote of shareholders of the Corporation.

(B) 10,000,000 shares of Class B Non-Voting Common Stock; and
Except as otherwise required by law, shares of Non-Voting Common Stock shall have the rights, preferences, powers, privileges, and the restrictions, qualifications and limitations are identical with those of the Voting Common Stock other than in respect of being non-voting.

SECOND: That thereafter, pursuant to resolution of its Board of Directors, a special meeting of the stockholders of said corporation was duly called and held upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware at which meeting the necessary number of shares as required by statute were voted in favor of the amendment.

THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of
Delaware.

IN WITNESS WHEREOF, said corporation has caused this certificate to be signed this 12th day of November, 2018.

By: ______________________

Richard Palicka, President
Internet Technologies Corporation